SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33651

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

September 27, 2019

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2019. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on October 22, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. [File No. 811-08076]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Aberdeen Emerging Markets Equity Income Fund, Inc. (formerly, Aberdeen Chile Fund, Inc.), and on June 28, 2018, made a final distribution to its shareholders based on net asset value. Expenses of $294,766 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 16, 2019.

Applicant's Address: c/o Aberdeen Standard Investments, Inc., 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103.

Aberdeen Greater China Fund, Inc. [File No. 811-06674]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Aberdeen Emerging Markets Equity Income Fund, Inc. (formerly, Aberdeen Chile Fund, Inc.), and on June 28, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $299,543 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on July 16, 2019.

Applicant's Address: c/o Aberdeen Standard Investments, Inc., 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103.

Aberdeen Latin America Equity Fund, Inc. [File No. 811-06094]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Aberdeen Emerging Markets

Equity Income Fund, Inc. (formerly, Aberdeen Chile Fund, Inc.), and on June 28, 2018, made a final

distribution to its shareholders based on net asset value. Expenses of approximately $458,482

incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 16, 2019.

Applicant's Address: c/o Aberdeen Standard Investments, Inc., 1735 Market Street, 32nd Floor,

Philadelphia, Pennsylvania 19103.

Aberdeen Indonesia Fund, Inc. [File No. 811-06024]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased

to be an investment company. The applicant has transferred its assets to Aberdeen Emerging Markets

Equity Income Fund, Inc. (formerly, Aberdeen Chile Fund, Inc.), and on June 28, 2018, made a final

distribution to its shareholders based on net asset value. Expenses of $186,627 incurred in

connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 16, 2019.

Applicant's Address: c/o Aberdeen Standard Investments, Inc., 1735 Market Street, 32nd Floor,

Philadelphia, Pennsylvania 19103.

Aberdeen Israel Fund, Inc. [File No. 811-06120]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased

to be an investment company. The applicant has transferred its assets to Aberdeen Emerging Markets

Equity Income Fund, Inc. (formerly, Aberdeen Chile Fund, Inc.), and on June 28, 2018, made a final

distribution to its shareholders based on net asset value. Expenses of $208,347 incurred in

connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 16, 2019.

Applicant's Address: c/o Aberdeen Standard Investments, Inc., 1735 Market Street, 32nd Floor,

Philadelphia, Pennsylvania 19103.

Aberdeen Singapore Fund, Inc. [File No. 811-06115]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased

to be an investment company. The applicant has transferred its assets to Aberdeen Emerging Markets

Equity Income Fund, Inc. (formerly, Aberdeen Chile Fund, Inc.), and on June 28, 2018, made a final

distribution to its shareholders based on net asset value. Expenses of approximately $333,020

incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 16, 2019.

Applicant's Address: c/o Aberdeen Standard Investments, Inc., 1735 Market Street, 32nd Floor,

Philadelphia, Pennsylvania 19103.

Asia Tigers Fund, Inc. [File No. 811-08050]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased

to be an investment company. The applicant has transferred its assets to Aberdeen Emerging Markets

Equity Income Fund, Inc. (formerly, Aberdeen Chile Fund, Inc.), and on June 28, 2018, made a final

distribution to its shareholders based on net asset value. Expenses of $486,582 incurred in

connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on July 16, 2019.

Applicant's Address: c/o Aberdeen Standard Investments, Inc., 1735 Market Street, 32nd Floor,

Philadelphia, Pennsylvania 19103.

Gabelli NextShares Trust [File No. 811-23160]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On

March 28, 2019, applicant made a liquidating distribution to its shareholders based on net asset

value. Expenses of $5,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on July 30, 2019.

Applicant's Address: One Corporate Center, Rye, New York 10580-1434.

Government Obligations Portfolio [File No. 811-08012]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 5, 2018, applicant made a liquidating distribution to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on September 11, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

ML of New York Variable Annuity Separate Account [File No. 811-06320]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Expenses of $1,531 incurred in connection with the liquidation were paid by Transamerica Financial Life Insurance Company.

Filing Dates: The application was filed on December 27, 2018, and amended on April 1, 2019 and September 5, 2019.

Applicant's Address: 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001.

MSAR Completion Portfolio [File No. 811-22427]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 19, 2018, applicant made a liquidating distribution to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on August 22, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Short-Term U.S. Government Portfolio [File No. 811-21132]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 12, 2018, applicant made a liquidating distribution to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on September 11, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Sims Total Return Fund, Inc. [File No. 811-04704]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 28, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $20,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on July 24, 2019.

Applicant's Address: Sims Total Return Fund, Inc., 225 East Mason Street, Suite 802, Milwaukee, Wisconsin 53202.

Stira Alcentra Global Credit Fund [File No. 811-23210]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Priority Income Fund, Inc. Expenses of approximately $526,800 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on May 24, 2019, and amended on July 25, 2019.

Applicant's Address: 18100 Von Karman Avenue, Suite 500, Irvine, California 92612.

Vanguard Convertible Securities Fund [File No. 811-04627]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 19, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $34,850.80 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on July 29, 2019.

Applicant's Address: P.O. Box 2600, Valley Forge, Pennsylvania 19482.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Deputy Secretary